EXHIBIT 99.1

NewsRelease

TransCanada Comments on Market Activity

CALGARY, Alberta – September 19, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today released the following statement in acknowledgement of significant trading activity in TransCanada’s common shares.

Statement:

“TransCanada firmly believes its current corporate form, asset base and financial strength provide critical underpinning to execute the company’s industry-leading $38 billion capital program which is expected to generate significant, sustainable growth in future cash flow, earnings and dividends.

As previously communicated, as an element of funding this growth, the company is committed to vending the remainder of its U.S. natural gas pipeline assets into its master limited partnership, TC PipeLines, LP (NYSE:TCP) over the coming years.  These assets are expected to generate approximately US$500 million in earnings before interest, tax, depreciation and amortization in 2016 and beyond.

With its commercially secured $38 billion capital program and on-going growth in its three core businesses, the company is well positioned to create significant shareholder value.  Since 2000, TransCanada has delivered a 16 per cent annualized return to its shareholders including an average increase in dividends of 7 per cent per annum.

TransCanada understands the value placed on sustainable growth in cash flow, earnings and dividends, and is wholly-committed to the ongoing enhancement of shareholder value including continuous evaluation of the company’s approach to capital allocation.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Quarterly Report to Shareholders dated July 31, 2014 and 2013 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/ Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522